Total pages: 8



07051127

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB /A



TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 2)

5-82742

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Summit Resources Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Western Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Paladin Resources Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

David Berrie
Executive Director - Corporate
Summit Resources Limited
15 Rheola Street, West Perth WA 6005, Australia
+61 8 9322 9100
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 15, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

1. Bidder's Statement, with attachments*
2. Second Supplementary Bidder's Statement**
3. Letter to shareholders and Notice of Variation of Offer

* Previously furnished on Form CB on March 16, 2007.
** Previously furnished on Form CB (Amendment No. 1) on March 23, 2007.

Item 2. Informational Legends

See cover page of the Letter to shareholders.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits

None.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Paladin Resources Ltd on March 16, 2007.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PALADIN RESOURCES LTD



Dated: April 16, 2007

Name: Mr John Borshoff
Title: Managing Director

PALADIN RESOURCES LTD
OFFER TO PURCHASE ALL OUTSTANDING ORDINARY SHARES OF SUMMIT RESOURCES LIMITED

INFORMATION FOR U.S. SHAREHOLDERS OF SUMMIT RESOURCES LIMITED

APRIL 13, 2007

Your address shown in the register of members of Summit is in the United States. Paladin intends to rely on Rule 802 of the Securities Act of 1933 (US) to permit it to issue Paladin Shares in exchange for Summit Shares under its Offer to Summit shareholders with registered addresses in the United States. Accordingly, if you accept Paladin's Offer, you will not be treated as a Foreign Shareholder (as that term is defined in the Bidder's Statement) and Your Summit Shares will not be sold under the nominee process described in section 13.7 of the Bidder's Statement. You will receive Paladin Shares as consideration for Your Summit Shares.

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.



Paladin Resources Ltd

ABN 47 061 681 098





000001
000
PDN
MR JOHN SMITH 2
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

12 April 2007

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Paladin Raises Bid for Summit Resources and Extends Offer Period

Paladin Resources Ltd ("Paladin") today announced that it intends to increase the consideration offered under its unconditional scrip takeover bid for Summit Resources Limited ("Summit").

Under the increased Offer, Summit shareholders will receive 1 Paladin share for every 1.67 Summit shares. As required by the Corporations Act, Summit shareholders who have already accepted the Offer will automatically be entitled to the increased consideration, and the offer period will automatically be extended by 14 days to 27th April 2007.

The increased Offer is final, meaning that the Offer will not be further increased, in the absence of a Competing Proposal[1].

Furthermore, the extended closing date of 27th April 2007 is **final**, meaning the Offer will not be further extended, in the absence of a Competing Proposal or mandatory requirement under the Corporations Act[2].

Proposed Areva Placement

Yesterday, Summit announced that it had agreed with the French nuclear group, Areva, to issue approximately 19.5 million shares ("Placement Shares") at A$6.20 per share for A$121.1m. Areva will also receive an option at its sole discretion ("Share Option") to subscribe for a further approximately 23.85 million shares at A$7.20 per share to achieve an 18% position in Summit.

---

[1] "Competing Proposal", when used in this announcement, refers to any other proposal in relation to Summit from a third party (including the variation of any existing proposal) by way of scheme of arrangement, takeover bid or material placement, or other transaction having substantially similar effect.

[2] A further mandatory extension of 14 days will apply if Paladin's voting power increases above 50% in the last 7 days of the (extended) Offer period.

In addition to these shares and a right to representation on the Summit board, Areva also benefits from a raft of valuable contractual rights, including pre-emptive rights over Summit's assets, an anti-dilution option, uranium marketing rights over the majority of Summit's share of uranium production and protection against competing bids (break fee; no shop/no talk provisions).

Paladin Managing Director John Borshoff said that it was important for Summit shareholders to realise that when the Areva deal is taken in its entirety, the price Areva is paying for the Placement Shares was substantially below Summit's headline figures.

"The cost to Areva of the Placement Shares is actually A$6.20 **less** the value of the options and rights granted to Areva. Our valuation of the Share Option alone is A$0.26 per Placement Share[3], implying a value per Summit share of approximately A$5.94, which is supported by the Summit trading prices after announcement of the proposal. The values of the pre-emptive rights and uranium marketing rights are more difficult to quantify but clearly they are of material value."

Summit Shareholders Should Accept the Revised Paladin Offer

The involvement of Areva is a positive development for Paladin as a Joint Venture Partner at Mt Isa. The discipline, uranium marketing experience and technical skills Areva bring will go some way to bridging the capability gaps and nuclear industry inexperience that exist within Summit. Accordingly, Paladin will be voting its shares in favour of the Areva transaction in late May.

However, the Areva deal alone is **not** the best outcome for Summit shareholders. Paladin remains the only company which has brought a new conventional uranium mine into production in the past decade and will have brought its second mine into production next year. Unlike Summit, Paladin offers direct exposure to uranium price upside today and during the critical shortage period to 2012.

Clearly, in today's tight uranium market, it has been critical to the Areva/Summit deal, that Areva gains marketing rights to the bulk of Summit's possible future production. Access to product is valuable and it must be borne in mind that Paladin controls its own marketing of all its product and will control the marketing of its share of production from Valhalla/Skal. Thus Paladin shareholders will enjoy greater exposure to future developments in the uranium markets and to Paladin's capacity to make strategic use of its current uranium delivery potential.

Summit shareholders who truly want to maximise the value of their exposure to Mt Isa should take the opportunity to swap into Paladin scrip. The increased Offer gives them the opportunity to immediately do so, **realising a substantial premium** to market prices while still participating, as Paladin shareholders, in upside delivered from ongoing exploration & development at Mt Isa and the contribution of Areva.

Based on the closing price of Paladin shares on Wednesday 11th April 2007 of A$10.38, the increased Offer values Summit at A$6.22 per share. This is above the implied Areva subscription price and a 7.2% premium to the closing price for Summit following announcement of the Areva deal on 11th April 2007. It represents a 66% premium to the 15 day VWAP of Summit shares on the ASX prior to launch of Paladin's offer on the 27th of February 2007.

Paladin expects to complete dispatch of its formal Notice of Variation to Summit Shareholders by Friday 13th April 2007. Pursuant to section 624(2) of the Corporations Act, this will result in the automatic extension of the Offer until 27 April 2007.

[3] Based on an underlying Summit share price of A$5.15, exercise price of A$7.20, 26 week option duration, 26 week observed historical volatility of 48.5% for Summit and a risk free rate of 6.37% giving a Black & Scholes valuation of A$0.212 per share subject to the Share Option, which equates to A$0.259 per Placement Share

John Borshoff concluded:

"Summit shareholders should understand the risk that a favourable Federal ALP decision will not lead automatically to a change in the Queensland policy. Premier Peter Beattie has made it clear that if the Federal ALP decision leaves discretion to the State, he will retain a policy against development of Uranium Mines. If this is the case, as conceded by Summit itself, despite the headline valuations placed by Summit on the Areva placement, there is a distinct possibility that Summit share prices will trend down from current levels. This will be exasperated by removal of any take-over premium built into Summit share prices following close of Paladin's Offer, given that Areva will have a blocking stake come late May."

"We encourage Summit shareholders to **accept** our increased offer. Paladin is looking forward to working with Areva to patiently prepare the Mt Isa assets for production if and when the policy in Queensland allows. In the meantime, acceptance of our Offer provides Summit shareholders with the best way to maximise the value of their holding in both the short and longer term."

Yours faithfully
Paladin Resources Ltd



JOHN BORSHOFF
Managing Director

GRAND CENTRAL 1ST FLOOR, 26 RAILWAY ROAD
SUBIACO WESTERN AUSTRALIA 6008
PO BOX 201, SUBIACO WESTERN AUSTRALIA 6904

TELEPHONE: (+61 8) 9381 4366 FAX: (+61 8) 9381 4978
EMAIL: paladin@paladinresources.com.au
Web: www.paladinresources.com.au

Notice of Variation of Offer

Paladin Resources Ltd ABN 47 061 681 098

To: Summit Resources Limited ABN 86 009 474 775

Australian Securities and Investments Commission

Each person to whom offers were made under the takeover bid referred to in this notice

Paladin Resources Ltd (**Paladin**) gives notice under section 650D(1) of the *Corporations Act 2001* (Cth) that:

1. It varies its takeover offers dated 15 March 2007 **(Offer)**, contained in its bidder's statement dated 27 February 2007 **(Bidder's Statement)**, for all of the fully paid ordinary shares in Summit Resources Limited (**Summit**), by increasing the number of securities offered so that Summit shareholders who accept the Offer will receive one Paladin share for every 1.67 Summit shares.
2. The Bidder's Statement is varied by replacing '2.04' with '1.67':
   (a) on the cover page;
   (b) in section 13.1(b); and
   (c) in each place where reference is made to that figure in connection with the number of Summit shares for which accepting Summit shareholders will receive one Paladin share.

Notice under section 624(2)

The effect of this Notice of Variation is to improve the consideration offered under the Offer within the last seven days of the Offer period.

As a result of the operation of subsection 624(2) of the *Corporations Act 2001* (Cth), the Offer period has been automatically extended so that it is now scheduled to close 14 days after the date the variation is effected. Accordingly, the Offer is now scheduled to close at 5:00pm (Perth, Western Australia time) on 27 April 2007 (unless further extended).

As a result of the above, the Bidder's Statement is varied by replacing '16 April 2007' with '27 April 2007':

(a) in section 13.2(a) of the Bidder's Statement; and

(b) in each place where the closing date for the Offer is specified in the Bidder's Statement or the Acceptance Form.

Lodgement with ASIC

A copy of this notice was lodged with ASIC on 12 April 2007. ASIC takes no responsibility for the contents of this notice.

Date: 12 April 2007

Signed for and on behalf of Paladin Resources Ltd pursuant to a resolution passed by its directors by:



John Borshoff
Director

END